Exhibit 99.1

Canadian Solar Reports Second Quarter 2018 Results

Guelph, Ontario, August 14, 2018 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the second quarter of 2018 ended June 30, 2018.

Second Quarter 2018 Highlights

•                  Solar module shipments were 1,700 MW, including 246 MW shipped to the Company’s own solar projects not recognized into revenue in the quarter. This compares to the module shipment of 1,374 MW in the first quarter of 2018, and second quarter 2018 module shipment guidance in the range of 1,500 MW to 1,600 MW.

•                  Net revenue was $650.6 million, compared to $1.42 billion in the first quarter of 2018, and second quarter 2018 guidance in the range of $690 million to $730 million. The sequential decrease in net revenue is the result of lower revenue from project sales ($879.9 million in Q1 and $85.6 million in Q2) and lower average selling prices for our solar modules. The lower revenue compared to the guidance is due to the deferral of several planned project sales to later quarters.

•                  Net revenue from the total solutions business as a percentage of total net revenue was 20.1% compared to 64.2% in the first quarter of 2018.

•                  Gross margin was 24.5%, including the benefits of two AD/CVD reversals of $13.1 million and $12.6 million, based on the final rates of Solar 2 AD AR2 and Solar 1 CVD AR4, respectively. Excluding these AD/CVD reversal benefits, gross margin was 20.5%, compared to 10.1% in the first quarter of 2018, and second quarter 2018 guidance of a range of 20.0% to 22.0%.

•                  Net income attributable to Canadian Solar was $15.6 million, or $0.26 per diluted share, compared to net income of $43.4 million, or $0.72 per diluted share, in the first quarter of 2018.

•                  Cash, cash equivalents and restricted cash balances at the end of the quarter totaled $991.1 million, compared to $1.19 billion at the end of the first quarter of 2018.

•                  Net cash used in operating activities was approximately $174 million, compared to net cash provided by operating activities of $253 million in the first quarter of 2018.

•                  The Company’s portfolio of utility-scale solar power plants in operation as of July 31, 2018 was approximately 1.4 GWp with an estimated total resale value of approximately $1.6 billion. Only the value of class B shares which the Company holds in its tax equity solar power plants in the U.S. is included in this resale value.

Second Quarter 2018 Results

Net revenue in the second quarter of 2018 was $650.6 million, down 54.3% from $1.42 billion in the first quarter of 2018 and down 6.0% from $692.4 million in the second quarter of 2017. The sequential decrease in net revenue is as a result of lower revenue from project sales ($879.9 million in Q1 and $85.6 million in Q2), lower average selling prices for our solar modules and the deferral of several planned project sales to later quarters.

Solar module shipments in the second quarter of 2018 were 1,700 MW, including 246 MW shipped to the Company’s own solar projects not recognized into revenue in the quarter, compared to 1,374 MW in the first quarter of 2018, and second quarter 2018 guidance in the range of 1,500 MW to 1,600 MW.

Gross profit in the second quarter of 2018 was $159.4 million, compared $143.9 million in the first quarter of 2018 and $167.8 million in the second quarter of 2017. Gross margin in the second quarter of 2018 was 24.5%, compared to 10.1% in the first quarter of 2018 and 24.2% in the second quarter of 2017, and second quarter 2018 guidance of 20.0% to 22.0%. Gross profit in the second quarter of 2018 includes the benefits of two AD/CVD reversals of $13.1 million and $12.6 million, based on the final rates of Solar 2 AD AR2 and Solar 1 CVD AR4, respectively. Excluding these AD/CVD reversal benefits, gross margin was 20.5% in the second quarter of 2018.

Total operating expenses in the second quarter of 2018 were $105.5 million, up 60.6% from $65.7 million in the first quarter of 2018 and up 25.5% from $84.1 million in the second quarter of 2017.

Selling expenses in the second quarter of 2018 were $40.3 million, down 4.9% from $42.3 million in the first quarter of 2018 and up 2.4% from $39.3 million in the second quarter of 2017.

General and administrative expenses in the second quarter of 2018 were $56.4 million, up 15.7% from $48.8 million in the first quarter of 2018 and up 6.6% from $53.0 million in the second quarter of 2017. The relatively low G&A in Q1 was partially due to a reversal of $4.5 million in other payables accrual in Q1. The sequential increase in Q2 was also due to a $2.6 million increase in labor cost.

Research and development expenses in the second quarter of 2018 were $9.1 million, compared to $9.5 million in the first quarter of 2018 and $7.3 million in the second quarter of 2017.

Other operating income in the second quarter of 2018 was $0.3 million, compared to $34.9 million in the first quarter of 2018 and $15.5 million in the second quarter of 2017.

Income from operations in the second quarter of 2018 was $53.9 million, compared to $78.2 million in the first quarter of 2018, and $83.7 million in the second quarter of 2017. Operating margin was 8.3% in the second quarter of 2018, compared to 5.5% in the first quarter of 2018 and 12.1% in the second quarter of 2017.

Non-cash depreciation and amortization charges in the second quarter of 2018 were approximately $30.2 million, compared to $34.5 million in the first quarter of 2018 and $21.2 million in the second quarter of 2017. Non-cash equity compensation expense in the second quarter of 2018 was $3.3 million, compared to $2.1 million in the first quarter of 2018 and $4.2 million in the second quarter of 2017.

Interest expense in the second quarter of 2018 was $26.6 million, compared to $29.6 million in the first quarter of 2018 and $26.7 million in the second quarter of 2017.

Interest income in the second quarter of 2018 was $2.9 million, compared to $3.6 million in the first quarter of 2018 and $1.4 million in the second quarter of 2017.

The Company recorded a loss on the change in fair value of derivatives in the second quarter of 2018 of $7.6 million, compared to a gain of $4.5 million in the first quarter of 2018 and a loss of $1.8 million in the second quarter of 2017. Foreign exchange loss in the second quarter of 2018 was $2.5 million, compared to $8.5 million in the first quarter of 2018, and $11.6 million in the second quarter of 2017.

Income tax expense in the second quarter of 2018 was $7.8 million, compared to $4.1 million in the first quarter of 2018 and $9.0 million in the second quarter of 2017.

Net income attributable to Canadian Solar in the second quarter of 2018 was $15.6 million or $0.26 per diluted share, compared to $43.4 million or $0.72 per diluted share in the first quarter of 2018 and $38.2 million or $0.63 per diluted share in the second quarter of 2017.

Financial Condition

The Company had a cash, cash equivalents and restricted cash balance of $991.1 million as of June 30, 2018, compared to $1.19 billion as of March 31, 2018.

Accounts receivable, net of allowance for doubtful accounts, at the end of the second quarter of 2018 were $370.1 million, compared to $354.3 million at the end of the first quarter of 2018. Accounts receivable turnover in the second quarter of 2018 was 58 days, compared to 26 days in the first quarter of 2018.

Inventories at the end of the second quarter of 2018 were $336.5 million, compared to $414.1 million at the end of the first quarter of 2018. Inventory turnover in the second quarter of 2018 was 72 days, compared to 28 days in the first quarter of 2018.

Accounts and notes payable at the end of the second quarter of 2018 were $815.4 million, compared to $914.0 million at the end of the first quarter of 2018.

Short-term borrowings at the end of the second quarter of 2018 were $2.0 billion, compared to $1.86 billion at the end of the first quarter of 2018. Long-term borrowings at the end of the second quarter of 2018 were $221.3 million, compared to $328.1 million at the end of the first quarter of 2018.

Senior convertible notes totaled $126.9 million at the end of the second quarter of 2018, compared to $126.7 million at the end of the first quarter of 2018.

Total borrowings directly related to utility-scale solar power projects were $1.22 billion at the end of the second quarter of 2018, compared to $1.12 billion at the end of the first quarter of 2018. Total debt at the end of the second quarter of 2018 was approximately $2.47 billion.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “Our second quarter revenue was affected by the deferral of several project sales as well as an industrywide lower average module selling price. The solar policy change in China effective on May 31, 2018 has caused a significant disruption in China, and the global solar industry. We also incurred a relatively large foreign exchange loss due to the depreciation of currencies in certain developing countries against US dollar during the quarter. However, we are confident we can navigate this challenging period given our proven track record even in prior periods of volatility. On the energy business side, as of July 31, 2018, we have increased our late-stage, utility-scale solar power project pipeline to 2.2 GWp and our portfolio of solar power plants in operation to 1.4 GWp.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer of Canadian Solar, commented, “We were able to improve our gross margin excluding the AD/CVD reversal benefits to 20.5% as we balanced higher than expected shipments of solar modules with our continued focus on cost controls. During the quarter, we achieved several milestones in our energy business. We energized a large fleet of solar power projects in China, Brazil, Japan and Australia. We further diversified our late-stage, utility-scale solar power project pipeline in new countries, including Malaysia.  Finally, we are on track to monetize additional solar power assets, including three of our solar power plants in the U.S. totaling 394 MWp. Our continued progress in this regard reflects our ongoing efforts to improve our balance sheet.”

Utility-Scale Solar Project Pipeline

The Company divides its utility-scale solar project pipeline into two categories: an early-to-mid-stage pipeline and a late-stage pipeline. The late-stage pipeline primarily includes projects that have energy off-take agreements and are expected to be built within the next two to four years. The Company cautions that some late-stage projects may not reach completion due to risks such as failure to secure permits and grid connection, among others.

Late-Stage, Utility-Scale Solar Project Pipeline

As of July 31, 2018, the Company’s late-stage, utility-scale solar project pipeline, including those in construction totaled approximately 2.2 GWp, including 459 MWp in the U.S., 476.2 MWp in Brazil, 435.7 MWp in Mexico, 304 MWp in India, 295.6 MWp in Japan, 100 MWp in China, 97.6 in Argentina, 18.4 MWp in Chile, 15.3 MWp in Australia,15 MWp in Malaysia, 14 MWp in Taiwan and 8 MWp in South Korea.

In the United States, as of July 31, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Mustang Two	210	California	Development	2020
Gaskell West 2	147	California	Development	2020
NC102	102	North Carolina	Construction	2018
Total	459

In Japan, as of July 31, 2018, the Company’s late-stage, utility-scale solar project pipeline for which interconnection agreements and feed-in tarrif (“FIT”) have been secured totaled approximately 295.6 MWp, 67.4 MWp of which are under construction and 228.2 MWp of which are under development. The Company has an additional 11.4 MWp of projects in the bidding process, which will be added to the late-stage, utility-scale solar project pipeline once interconnection agreements and FIT have been secured.

In May 2018, the Company achieved commercial operation on the 56.3 MWp Yamaguchi Shin Mine solar power project. In July, the company achieved COD on a 2.2 MWp solar power project.

The table below sets forth the expected commercial operation dates (“COD”) of the Company’s late-stage utility-scale solar power projects in Japan, as of July 31, 2018:

Expected COD Schedule (MWp)

2H2018	2019	2020	2021 and Thereafter	Total
14	97.9	47.8	135.9	295.6

In Brazil, as of July 31, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
Francisco Sa	122.2	Ceara	Development	2021
Jaiba	97.3	Minas Gerais	Development	2021
Lavras	144.7	Minas Gerais	Development	2021
Salgueiro	112	Pernambuco	Development	2020
Total	476.2

In Brazil’s A-4 auction held on April 4, 2018, the Company won three solar power projects totaling 364.2 MWp. The projects have been awarded 20-year power purchase agreements with an average price of 118.15 BRL/MWh (approximately US$35.58/MWh). The Company will develop and build the projects and expects to bring them to COD in 2021.

In Mexico, as of July 31, 2018, the Company’s late-stage, utility-scale solar project pipeline is detailed in the table below.

Project	MWp	Location	Status	Expected COD
EL Mayo	124	Sonora	Development	2020
Horus	119	Aguascalientes	Development	2020
Tastiota	125	Sonora	Development	2020
Aguascalientes	67.7	Aguascalientes	Construction	2018
Total	435.7

In China, The Company’s late-stage, utility-scale power pipeline was 100 MWp as of July 31, 2018.

Solar Power Plants in Operation

In addition to its late-stage utility-scale solar project pipeline, as of July 31, 2018, the Company had a portfolio of utility-scale, solar power plants in operation totaling approximately 1.4 GWp. The plants are recorded on the Company’s balance sheet as “project assets (build to sell)”, “assets held-for-sale” and “solar power systems, net (build to own)”. Revenue from the sale of electricity was $2.5 million in the second quarter of 2018.

The sale of projects recorded as “project assets” (build to sell) on the balance sheet will be recorded as revenue in the income statement once revenue recognition criteria are met. The gain from the sale of projects recorded as “assets held-for-sale” and “solar power systems, net” (build to own) on the balance sheet will be recorded within “other operating income (expenses)” in the income statement.

The table below sets forth the Company’s total portfolio of utility-scale, solar power plants in operation, as of July 31, 2018:

U.S.	Japan	Brazil	China	India	Others	Total
499	144.1	79.8	487.6	126.1	41.2	1,377.8

Manufacturing Capacity

Subject to market conditions, the Company plans to expand its ingot, wafer, cell and module manufacturing capacity to 1.65 GW, 5.0 GW, 6.25 GW and 9.13 GW, respectively, by December 31, 2018. This represents a reduction from the Company’s previously announced ingot, cell and module manufacturing capacity expansion plan by 355 MW, 800 MW and 780 MW, respectively.

Manufacturing Capacity Roadmap (MW)

	31-Dec-17	30-Jun-18	31-Dec-18	Changes on 31- Dec-18 Capacity from Previously Announced Plan
Ingot	1,200	1,645	1,645	Down 355
Wafer	5,000	5,000	5,000	Unchanged
Cell	5,450	5,450	6,250	Down 800
Module	8,110	8,310	9,130	Down 780
Module (effective capacity)		7,550	8,370

All of the Company’s wafer manufacturing capacity uses diamond wire-saw technology. Diamond wire-saw technology is compatible with the Company’s proprietary and highly efficient black silicon multi-crystalline solar cell technology, thereby reducing silicon usage and manufacturing cost.

The Company owns solar module manufacturing factories in Canada and Brazil, with nominal capacity of 400 MW and 360 MW, respectively. Due to lower volume in the Canadian market and the Section 201 import duty in the U.S., the Canadian factory has been running at a low utilization rate since February of 2018. The Brazilian plant is also running at a relatively low utilization rate as we completed our planned utility scale projects in the market. As a result, the Company considers its effective solar module production capacity being 7,550 MW as of June 30, 2018, and expects it to be 8,370 MW on December 31, 2018.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates with respect to operating and market conditions, its current order book and the global financing environment. It is subject to uncertainty relating to solar module average selling prices, final customer demand and solar project construction and sale schedules. Management’s views and estimates are subject to change without notice.

For the third quarter of 2018, the Company expects total solar module shipments to be in the range of 1.5 GW to 1.6 GW, including approximately 210 MW of shipments to the Company’s utility-scale, solar power projects that may not be recognized as revenue in third quarter 2018. Total revenue for the third quarter of 2018 is expected to be in the range of $790 million to $840 million. Gross margin for the third quarter is expected to be between 20.0% and 23.0%.

Given global market changes following the new policy announcement in China effective on May 31, 2018 and the policy and market changes in other key markets, the Company is updating its full year 2018 total module shipment guidance to be in the range of 6.0 GW to 6.2 GW, compared to 6.6 GW to 7.1 GW previously. The Company now expects total revenue for the full year 2018 to be in the range of $4.0 billion to 4.2 billion, compared to $4.4 billion to $4.6 billion previously.

Dr. Shawn Qu, Chairman and Chief Executive Officer of Canadian Solar, commented, “The revision of our annual guidance is in-line with the boarder industry and mainly reflects the expected reduction of shipment volumes to the Chinese market in the second half of the year, as well as the expected lower solar module average selling price. In the near-term, we will focus on maintaining our market share and protecting a reasonable profit margin. In the longer-term, we remain confident that global demand for solar power products will continue to increase in light of solar energy’s compelling lower cost of ownership and ability to accommodate locations underserved by other grid power options.”

Recent Developments

On August 7, 2018, Canadian Solar announced that it closed a $45 million financing with Natixis, an arm of Groupe BPCE, the second largest banking group in France. Proceeds from the non-recourse financing will be used to construct the Company’s 68 MWp solar power project in Aguascalientes, Mexico.

On June 28, 2018, Canadian Solar announced the COD of its 56.3 MWp Yamaguchi Shin Mine solar power project in Japan.

On May 15, 2018, Canadian Solar announced the COD of its 35 MWp commercial and industrial (C&I) solar portfolio in the state of Karnataka, India in March 2018.

On May 15, 2018, Canadian Solar announced that its wholly-owned subsidiary, Recurrent Energy, had closed on debt financing and tax equity investment commitments for its 102 MWp NC 102 solar power project, located in Cabarrus County, North Carolina. Prudential Capital Group will provide a $106.7 million debt facility for the project, including a tax equity bridge loan, term loan and revolving loan. U.S. Bancorp Community Development Corporation, a division of U.S. Bank, will make a tax equity investment in the project under a separate agreement.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on August 14, 2018 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m., August 14, 2018 in Hong Kong) to discuss the Company’s second quarter 2018 results and business outlook. The dial-in phone number for the live audio call is +1-866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1-845-675-0437 (from international locations). The passcode for the call is 4858436.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available 2 hours after the conclusion of the call until 9:00 a.m. U.S. Eastern Daylight Time on Wednesday, August 22, 2018 (9:00 p.m., August 22, 2018 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 from international locations, with passcode 4858436.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Founded in 2001 in Canada, Canadian Solar is one of the world’s largest and foremost solar power companies. As a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions, Canadian Solar has a geographically diversified pipeline of utility-scale power projects in various stages of development. In the past 17 years, Canadian Solar has successfully delivered over 28GW of premium quality modules to over 100 countries around the world. Furthermore, Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2018. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Mary Ma Manager, Investor Relations Canadian Solar Inc. investor@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com

FINANCIAL TABLES FOLLOW

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Operations

(In Thousands of US Dollars, Except Share And Per Share Data And Unless Otherwise Stated)

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
	2018	2018	2017	2018	2017

Net revenues	$650,590	$1,424,911	$692,366	$2,075,501	$1,369,407
Cost of revenues	491,155	1,280,965	524,527	1,772,119	1,110,162

Gross profit	159,435	143,946	167,839	303,382	259,245

Operating expenses:
Selling expenses	40,275	42,331	39,324	82,607	73,265
General and administrative expenses	56,433	48,775	52,950	105,208	108,020
Research and development expenses	9,134	9,499	7,318	18,633	12,942
Other operating income	(345)	(34,906)	(15,502)	(35,251)	(16,400)
Total operating expenses	105,497	65,699	84,090	171,197	177,827

Income from operations	53,938	78,247	83,749	132,185	81,418
Other income (expenses):
Interest expense	(26,596)	(29,594)	(26,717)	(56,190)	(50,828)
Interest income	2,883	3,576	1,393	6,459	3,915
Gain (loss) on change in fair value of derivatives	(7,567)	4,474	(1,849)	(3,093)	(9,601)
Foreign exchange gain (loss)	(2,454)	(8,456)	(11,648)	(10,911)	2,566
Investment loss	(584)	—	—	(584)	—
Other expenses, net	(34,318)	(30,000)	(38,821)	(64,319)	(53,948)

Income before income taxes and equity in earnings (loss) of unconsolidated investees	19,620	48,247	44,928	67,866	27,470
Income tax expense	(7,766)	(4,092)	(8,958)	(11,857)	(5,849)
Equity in earnings (loss) of unconsolidated investees	4,119	(269)	4,384	3,850	4,990
Net income	15,973	43,886	40,354	59,859	26,611

Less: Net income attributable to non-controlling interests	404	509	2,142	913	1,734

Net income attributable to Canadian Solar Inc.	$15,569	$43,377	$38,212	$58,946	$24,877

Earnings per share - basic	$0.26	$0.74	$0.66	$1.00	$0.43
Shares used in computation - basic	58,826,343	58,553,622	57,947,324	58,690,736	57,890,265
Earnings per share - diluted	$0.26	$0.72	$0.63	$1.00	$0.42
Shares used in computation - diluted	59,215,958	61,952,777	62,049,899	59,183,822	58,647,785

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of US Dollars)

	Three Months Ended			Six Months Ended
	June 30	March 31	June 30	June 30	June 30
	2018	2018	2017	2018	2017
Net Income	15,973	43,886	40,354	59,859	26,611
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	(62,068)	23,181	3,833	(38,887)	12,762
Gain (loss) on changes in fair value of derivatives	1,918	5,128	(3,611)	7,046	(1,930)
Comprehensive income (loss)	(44,177)	72,195	40,576	28,018	37,443
Less: comprehensive income (loss) attributable to non-controlling interests	(1,292)	3,500	3,153	2,208	715
Comprehensive income (loss) attributable to Canadian Solar Inc.	(42,885)	68,695	37,423	25,810	36,728

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheet

(In Thousands of US Dollars)

	June 30,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$452,471	$561,679
Restricted cash - current	535,769	617,761
Accounts receivable trade, net	370,111	358,091
Contract assets	40	1,253
Amounts due from related parties	33,808	26,102
Inventories	336,468	346,092
Value added tax recoverable	105,345	94,503
Advances to suppliers - current	60,849	61,399
Derivative assets - current	12,022	16,200
Project assets - current	1,190,742	1,523,342
Assets held-for-sale	13,611	182,797
Prepaid expenses and other current assets	285,248	296,084
Total current assets	3,396,484	4,085,303
Restricted cash - non-current	2,841	10,695
Property, plant and equipment, net	796,589	747,235
Solar power systems, net	59,087	63,964
Deferred tax assets, net	133,729	131,796
Advances to suppliers - non-current	51,085	38,325
Prepaid land use right	90,272	78,649
Investments in affiliates	411,099	414,215
Intangible assets, net	12,139	10,986
Goodwill	4,061	6,248
Derivatives assets - non-current	13,056	10,911
Project assets - non-current	92,208	148,170
Other non-current assets	130,304	143,130
TOTAL ASSETS	$5,192,954	$5,889,627
Current liabilities:
Short-term borrowings	$2,000,267	$1,957,755
Accounts and notes payable	815,378	975,595
Amounts due to related parties	17,782	6,023
Other payables	303,499	315,321
Convertible notes	126,946	—
Advances from customers	81,876	51,739
Derivative liabilities - current	11,042	6,121
Liabilities held-for-sale	581	185,872
Financing liabilities - current	154,200	407,683
Other current liabilities	151,204	201,903
Total current liabilities	3,662,775	4,108,012
Accrued warranty costs	54,904	55,659
Convertible notes	—	126,476
Long-term borrowings	221,346	404,341
Amounts due to related parties	863	—
Derivatives liabilities - non-current	—	359
Liability for uncertain tax positions	8,305	9,264
Deferred tax liabilities - non-current	5,563	5,562
Loss contingency accruals	24,872	25,682
Financing liabilities - non-current	35,124	12,243
Other non-current liabilities	76,009	82,254
Total LIABILITIES	4,089,761	4,829,852
Equity:
Common shares	702,868	702,162
Additional paid-in capital	5,757	417
Retained earnings*	443,892	383,681
Accumulated other comprehensive loss	(87,170)	(54,034)
Total Canadian Solar Inc. shareholders’ equity	1,065,347	1,032,226
Non-controlling interests in subsidiaries	37,846	27,549
TOTAL EQUITY	1,103,193	1,059,775
TOTAL LIABILITIES AND EQUITY	$5,192,954	$5,889,627

Note: * The Company, starting from January 1, 2018, adopted Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASC 606), using the modified retrospective method. The reported results for year 2018 reflect the adoption of ASC 606, while the reported results for year 2017 were prepared under the previous revenue recognition guidance. The adoption of ASC 606 has no material impact on the revenue recognition for the first quarter of 2018. The cumulative-effect adjustment to the beginning balance of retained earnings on January 1, 2018 was an increase of $1.3 million from $383.7 million to $385.0 million, related to variable consideration recognized for project sales in year 2017. It has no impact on the Company’s cash flows for the first quarter of 2018.